UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
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| 8-52261 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Automated Trading Desk Financial Services, LLC

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| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 eWall Street
(No. and Street)

Mount Pleasant (City) South Carolina (State) 29464 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Jeffrey Martin (843) 789-2166
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)



CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**AFFIRMATION**

I, Steven Jeffrey Martin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Automated Trading Desk Financial Services, LLC (the "Company") for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/23, 2006

Signature Date

President

Title

Teri P. Massey

Notary Public for South Carolina

My Commission Expires

January 10, 2010

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC
(S.E.C. I.D. No. 8-52261)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Member of
Automated Trading Desk Financial Services, LLC:

We have audited the accompanying statement of financial condition of Automated Trading Desk Financial Services, LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Automated Trading Desk Financial Services, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2006

# AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2005

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 3,005,129 |
| Due from clearing broker | 10,900,659 |
| Financial instruments owned, held at clearing broker - at market value | 582,810 |
| Accounts receivable, net of allowances of $31,783 | 927,166 |
| Investments | 346,688 |
| Computer equipment, at cost, net of accumulated depreciation of $1,625 | 4,467 |
| Other assets | 19,783 |
| TOTAL ASSETS | $ 15,786,702 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| LIABILITIES | |
| Financial instruments sold, not yet purchased - at market value | $ 302,807 |
| Accounts payable and accrued expenses | 1,330,767 |
| Total liabilities | 1,633,574 |
| Commitments and contingencies (See Note 9) | |
| MEMBER'S EQUITY | 14,153,128 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 15,786,702 |

The accompanying notes are an integral part to this Statement of Financial Condition.

# AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2005

### 1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Automated Trading Desk Financial Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), the Pacific Stock Exchange, the Chicago Stock Exchange (the "CHX") and the National Stock Exchange. The Company was organized on September 1, 1999, and is a wholly owned subsidiary of Automated Trading Desk, LLC (the "Parent"). For purposes of this report, an "affiliate" is defined as the Parent or a wholly owned subsidiary of the Parent.

***Nature of Operations***—The Company's primary business is executing retail order flow for broker-dealer clients on a principal or riskless principal basis. The Company is a market maker in both over-the-counter and listed equities, and attempts to provide price improvement on internalized orders.

***Use of Estimates***—The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including those regarding the valuation of restricted investments and the potential outcome of litigation and regulatory reviews, that affect the Statement of Financial Condition and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are prudent and reasonable. Actual results could differ materially from those estimates.

***Financial Instruments***—Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at market value. The fair value of trading positions is based on listed market prices. The trading positions are held by the clearing broker and may be used by the clearing broker in the conduct of its business. Such financial instruments consist primarily of equity securities.

***Commissions Revenue***—The Company provides trade execution for certain broker-dealer clients earning commissions revenue which is recorded on trade date.

***Cash and Cash Equivalents***—The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents, which includes money market funds.

***Trading Rebates and Access Fees***—The Company earns trading rebates or incurs access fees on certain transactions that provide liquidity to or remove liquidity from electronic communication networks ("ECN"), NASDAQ and other broker-dealers. In the Statement of Financial Condition, trading rebates are netted against the access fees by

counterparty and are included in Accounts receivable or Accounts payable and accrued expenses, as appropriate.

***Regulatory Transaction Fees***—The Company pays regulatory transaction fees for executing certain riskless principal securities transactions on behalf of its clients. The Company passes through these fees to its clients for reimbursement. At December 31, 2005 the amount of this receivable was $635,658 and is included in Accounts receivable on the Statement of Financial Condition. The Company analyzes Accounts receivable periodically for collectibility and establishes an allowance for doubtful accounts based on historical trends and any identified client specific collection issues.

***Depreciation***—Computer equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful life of five years.

## 2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

## 3. INCOME TAXES

The Company is a single member LLC whose Parent is responsible for reporting the Company's income or loss under applicable tax statutes and regulations. The Company is treated as a disregarded entity under Federal income tax regulations. For Federal and state income tax purposes, the Parent is taxed as a partnership, and the taxable income or loss is reported on the individual income tax returns of the partners. As a result, no expense for Federal or state income tax is recognized by the Company or the Parent.

## 4. INVESTMENTS

Investments represent preferred stock in the clearing broker of the Company and voting certificates and warrants issued by the NASDAQ Stock Market, Inc. The investment in the preferred stock of the clearing broker is carried at cost. The voting certificates are restricted from sale and are non-transferable. The warrants expire in June 2006, and once exercised, are converted into voting certificates that are restricted from sale for at least one year and are non-transferable.

To reflect these restrictions, the NASDAQ investments are recorded at a discount to market value of freely tradable NASDAQ stock as of December 31, 2005.

## 5. RELATED PARTY TRANSACTIONS

***Management and Software Licensing Fees***—The Parent provides the Company with administrative and support staff and funds other overhead and operating costs, which includes compensation of substantially all personnel. Pursuant to agreements with the Parent, the Company pays monthly management and software licensing fees to the Parent. The fees resulting from the agreements are evaluated periodically throughout the year. The Company has no outstanding payable to the Parent at December 31, 2005.

***Communications Costs***—Certain communications expenses are paid by the Company on an affiliate's behalf. At December 31, 2005, $7,182 of these expenses is included in Accounts receivable in the Statement of Financial Condition.

***Office Space***—ATD Technology Park, LLC ("Tech Park"), an affiliate, leased office space to the Company through September 30, 2005. Thereafter, the Parent assumed the lease agreement from Tech Park. The rental expense resulting from the lease was evaluated periodically throughout the year.

Beginning in 2006, the Parent terminated the intercompany lease and includes the facilities expense in the management fee.

## 6. DUE FROM CLEARING BROKER

The Company clears all principal and broker-dealer client transactions through its clearing broker on a fully disclosed basis. During 2005, the Company changed its clearing broker. The amount due from clearing broker relates primarily to principal trading activity.

## 7. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $12,744,037, which was $11,744,037 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness ratio was .10 to 1.

The Company has signed a proprietary accounts of introducing brokers ("PAIB") agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its Net Capital computation.

## 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In connection with its trading activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the Statement of Financial Condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical and systematic monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company manages this risk by maintaining very short term proprietary trading strategies.

## 9. COMMITMENTS AND CONTINGENCIES

***Contingencies***—By letter dated January 6, 2006 to Automated Trading Desk Specialists, LLC ("ATDS"), a wholly-owned inactive subsidiary of the Parent, the SEC requested information and documents regarding ATDS's trading as a specialist on the CHX. Pursuant to this inquiry, which extends to all specialist firms trading on the regional and option exchanges from 1999 through present day, ATDS faces potential liability for disgorgement, interest and fines related to alleged trading ahead violations committed by specialists on the floor of the CHX. ATDS intends to fully cooperate and will continue to research the allegations completely, including performing a full analysis of any data provided by the SEC. Management does not expect this litigation to have an impact on the operations or liquidity of the Company.

Also, in the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

***Risks and Uncertainties***—The Company generates a majority of its revenues by providing order execution for its broker-dealer clients. Revenues for these services are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's market making activities, volatility in the securities markets, technological changes and events and clearing costs.

***Concentrations***—The Company considers significant clients to be clients who account for 10% or more of total gross trading profits. In 2005, three clients individually accounted for greater than 10% the Company's total gross trading profits, and collectively accounted for 50% of the Company's gross trading profits.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2006

Automated Trading Desk Financial Services, LLC
11 eWall Street
Mount Pleasant, SC 29464

In planning and performing our audit of the financial statements of Automated Trading Desk Financial Services, LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to

future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP